Exhibit 21.1

List of Registrant's Subsidiaries
Name	State of Formation	Ownership
GNB Holding Co., Inc.	NV	100%
Granite National Bank	USA(1)	100%
Specialty Retailers, Inc.	TX	100%
Specialty Retailers (TX) LP	TX	100%
SRI General Partner LLC	NV	100%
SRI Limited Partner LLC	NV	100%
Stage Receivable Funding LP	TX	100%
Stage Receivable Mgmt LLC	TX	100%
SRI Receivables Purchase Co., Inc.	DE	100%

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(1) A National Banking Association